SAExploration Holdings, Inc.
1160 Dairy Ashford Road, Suite 160
Houston, TX 77079
Main: 281-258-4400 Fax: 281-258-4418

September 14, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    SAExploration Holdings, Inc. (the “Company”)
Registration Statement on Form S-3 (Registration No. 333-213386)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that its above-referenced Registration Statement on Form S-3 be accelerated so that it will be declared effective at 10:00 am on September 16, 2016, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Brent Whiteley
Brent Whiteley
Chief Financial Officer and General Counsel

cc:	Carol Glendenning, Esq.
Strasburger & Price, LLP